EXHIBIT (a)(5)(i)

For Immediate Release

Salomon Brothers Inflation Management Fund Inc.

Announces Preliminary Results of Tender Offer

New York, NY, July 31, 2006 — Salomon Brothers Inflation Management Fund Inc. (NYSE: IMF) (the “Fund”) announced today that the Fund’s tender offer for 963,251 of its issued and outstanding shares of common stock, representing approximately 10% of the Fund’s outstanding shares, expired on Friday, July 28, 2006 at 12:00 midnight, New York City time.

Based upon current information, approximately 5,434,985.9718 shares were tendered, including shares tendered pursuant to notices of guaranteed delivery. This number is subject to adjustment and should not be considered as final. Because the number of shares tendered exceeds 963,251 shares, the tender offer has been oversubscribed. Therefore, in accordance with the terms of the tender offer, the Fund will purchase shares on a pro rata basis for all tendering stockholders, other than stockholders holding 99 or less shares who tender all their shares and for whom the Fund will accept all shares properly tendered. Payment for such shares will be made on or about August 7, 2006. The purchase price of properly tendered shares is $17.42 per share (which is 98% of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on July 28, 2006).

Salomon Brothers Inflation Management Fund Inc. is a closed-end management investment company whose primary objective is total return. Current income is a secondary objective. The Fund is traded on the New York Stock Exchange under the trading symbol “IMF”. A subsidiary of Legg Mason, Inc. serves as investment manager to the Fund.

Periodically updated information on the Fund can be obtained by calling the Fund’s dedicated telephone line. Information provided includes a recorded update revealing the net asset value, market price and other information. The Fund’s toll free number is (888) 777-0102.

Note: “Smith Barney”, “Salomon Brothers” and “Citi” are service marks of Citigroup, licensed for use by Legg Mason as the names of funds and investment advisers. Legg Mason and its affiliates, as well as the Fund’s investment manager, are not affiliated with Citigroup.

Contact:	Brenda Grandell Director, Closed-End Funds Legg Mason & Co., LLC 212-291-3775

Media Relations:	Mary Athridge Media Relations Legg Mason & Co., LLC 212-559-0104

THIS PRESS RELEASE MAY CONTAIN STATEMENTS REGARDING PLANS AND EXPECTATIONS FOR THE FUTURE THAT CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT ARE FORWARD-LOOKING AND CAN BE IDENTIFIED BY THE USE OF WORDS SUCH AS “MAY,” “WILL,” “EXPECT,” “ANTICIPATE,” “ESTIMATE,” “BELIEVE,” “CONTINUE” OR OTHER SIMILAR WORDS. SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON THE FUND’S CURRENT PLANS AND EXPECTATIONS, AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. ADDITIONAL INFORMATION CONCERNING SUCH RISKS AND UNCERTAINTIES ARE CONTAINED IN THE FUND’S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.